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November 2, 2011

VIA EDGAR

Brick Barrientos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    PIMCO Equity Series (the “Trust” or “Registrant”)

          File Nos. 333-164077, 811-22375

Dear Mr. Barrientos:

In an October 17, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 10 (“PEA 10”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on August 31, 2011. PEA 10 was filed to make changes to: (i) the prospectuses of the Registrant for each of the following classes: (a) the Institutional Class, Class P, Administrative Class and Class D; and (b) Class A, Class C and Class R (each a “Prospectus,” collectively the “Prospectuses”); and (ii) the Statement of Additional Information (the “SAI”). Capitalized terms used below that are undefined have the same meaning as set forth in PEA 10. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectus

Comment 1: Fund Summaries – With respect to those Funds with incomplete fee tables, complete the fee tables and related footnotes and provide copies of such fee tables and footnotes in correspondence to the Staff prior to the filing’s effectiveness.

Response: Comment accepted. Please see correspondence from Adam T. Teufel, Dechert LLP, to Brick Barrientos, Division of Investment Management, SEC, dated October 26, 2011, in which we provided completed fee tables and footnotes, as of October 26, 2011, for those Funds included in PEA 10.

US	Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco
Silicon	Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Brick Barrientos November 2, 2011 Page 2

Comment 2: Fund Summaries – Each Fund may invest in securities and instruments “economically tied” to “emerging market countries.” Define “economically tied” and also define “emerging market countries.”

Response:

“Economically Tied”

A further explanation of “economically tied to emerging market countries,” as used in the Fund Summaries, is provided in the Characteristics and Risks of Securities and Investment Techniques—Foreign (Non-U.S.) Securities—Emerging Market Securities section of the Prospectus. That section of the Prospectus states:

PIMCO generally considers an instrument to be economically tied to an emerging market country if the issuer or guarantor is a government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government), if the issuer or guarantor is organized under the laws of an emerging market country, or if the currency of settlement of the security is a currency of an emerging market country. With respect to derivative instruments, PIMCO generally considers such instruments to be economically tied to emerging market countries if the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies), or instruments or securities that are issued or guaranteed by governments of emerging market countries or by entities organized under the laws of emerging market countries. PIMCO has broad discretion to identify countries that it considers to qualify as emerging markets.

As you know, for Funds that have a policy to invest at least 80% of their assets in investments economically tied to emerging market countries, Rule 35d-1 requires that those Funds disclose in their Prospectuses the specific criteria that are used to select investments that meet this standard.1 The release adopting Rule 35d-1 provides that in order for an investment to be “economically tied” to emerging market countries, such an investment must expose the fund’s assets to the economic fortunes and risks of emerging market countries.2 This approach was designed to

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001).

[2]	Id.

Brick Barrientos November 2, 2011 Page 3

provide funds with greater flexibility than the policy initially suggested in the proposing release, which would have required funds to invest in securities that met one of three specified criteria.3

The Registrant believes where a Fund invests in instruments of issuers that are organized under the laws of emerging market countries, the Fund gains exposure to the economic fortunes and risks of those countries. Although global economies and financial markets are becoming increasingly interconnected, issuers may be acutely affected by favorable or unfavorable macroeconomic trends affecting their countries of organization, such as growth of gross domestic product, rates of inflation, capital reinvestment, resources and balance of payments position. Similarly, investments in issuers organized under the laws of emerging market countries may expose the Funds to various emerging markets risks, such as differences in accounting, auditing and financial reporting standards, the possibility of nationalization, expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations and political instability. In addition, with respect to certain money market instruments, the Registrant also believes it is appropriate to look to the guarantor’s country of organization, as the country-specific factors discussed above may affect the credit quality of and/or risks associated with such an instrument.

The Registrant believes that the criteria in the Proposing Release are instructive as to whether an investment in an issuer organized under the laws of an emerging market country provides the requisite exposure to the economic fortunes and risks of the emerging market country. The Registrant notes that one of the criteria found in the Proposing Release permitted a fund to invest in securities of issuers organized under the laws of the country or of a country within the geographic region suggested by the Fund’s name.4 In fact, the Staff has consistently permitted Funds to include as qualifying assets, for purposes of their non-U.S. asset test, investments in securities of issuers organized under the laws of non-U.S. countries.5

[3]

Investment Company Names, Release No. IC-22530 (Feb. 27, 1997) (the “Proposing Release”). Specifically, the investment would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company's name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region.

[4]	Id. See also, e.g., Rule 3b-4 under the Securities Exchange Act of 1934, 17 CFR 240.3b-4, (defining a “foreign issuer”).

[5]	Letter to Registrants at II.A (Feb. 22, 1993).

Brick Barrientos November 2, 2011 Page 4

“Emerging Market Countries”

As disclosed in the Prospectus, PIMCO has broad discretion to identify countries that it considers to qualify as emerging markets. The Funds with a policy to invest 80% of assets in investments economically tied to emerging market countries emphasize investments in countries with relatively low gross national product per capita and with the potential for higher trend economic growth. These Funds likely will focus their investments in companies having principal activities in Asia, Africa, the Middle East, Latin America and the developing countries of Europe, although any security or instrument can be “economically tied” to an emerging market country if it meets the criteria discussed above.

As disclosed in the SAI, in exercising its discretion, PIMCO identifies countries as emerging markets consistent with the strategic objectives of the particular Fund. For example, a Fund may consider a country to be an emerging market country based on a number of factors including, but not limited to, if the country is classified as an emerging or developing economy by any supranational organization such as the World Bank or the United Nations, or related entities, or if the country is considered an emerging market country for purposes of constructing emerging markets indices.

Comment 3: Fund Summaries – With respect to each Fund that has a wholly-owned Cayman Islands Subsidiary, (i) address whether Section 15 of the 1940 Act applies to each Subsidiary’s relationship with the investment adviser to each Subsidiary; (ii) address whether each Subsidiary’s board of directors will comply with the requirements of Section 16 of the 1940 Act; (iii) address whether each Subsidiary has policies relating to, and otherwise complies with, the requirements of Section 8 of the 1940 Act; (iv) confirm each Subsidiary consolidates its financial statements with the financial statements of the Subsidiary’s parent Fund; (v) confirm each Subsidiary has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff; and (vi) address whether each Subsidiary will execute the Registrant’s post-effective amendments to its registration statement.

Response: The Registrant’s responses, set forth below, are similar to the responses provided to similar comments on Post-Effective Amendment Nos. 126, 133 and 171 for PIMCO Funds.6

[6]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 126, at comments 10-14 (July 26, 2007); see also Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 133, at comment 14 (April 28, 2008); Letter from Adam T. Teufel to Brion Thompson, Division of Investment

Brick Barrientos November 2, 2011 Page 5

Whether Sections 8, 15 and 16 of the 1940 Act apply to each Subsidiary

In complying with its fundamental and non-fundamental investment restrictions, each parent Fund will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the parent Fund. However, each Subsidiary will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent its parent Fund segregates assets for, or offsets, similar transactions the parent Fund engages in directly. In addition, each Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as its parent Fund. Each Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits a Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, each Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause its parent Fund to violate Section 48(a).7

Whether each Subsidiary consolidates its financial statements with the financial statements of the Subsidiary’s parent Fund

Each Subsidiary will consolidate its financial statements with those of the parent Fund. The Registrant is relying in part on a letter to Brian D. Bullard, Chief Accountant of the Division of Investment Management, dated October 24, 2006 (the “Letter”), wherein PIMCO Funds notified the Office of Chief Accountant of its intent to consolidate a subsidiary in the PIMCO CommodityRealReturn Strategy Fund’s financial statements. In a subsequent conversation with PIMCO Funds, the Office of Chief Accountant acknowledged that it did not object to PIMCO Funds’ conclusions with respect to consolidation as outlined in the Letter. The Registrant acknowledges that its position with respect to consolidation has not changed from the position described in the Letter. As such, the Registrant continues to believe that the decision to consolidate is appropriate under GAAP.

Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 171, at comments 10-13 (May 11, 2010).

[7]

For example, if a Fund were to cause its Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

Brick Barrientos November 2, 2011 Page 6

Whether each Subsidiary has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff

Each Subsidiary has filed with the Staff a consent to service of process and examination of its books and records.8

Whether each Subsidiary will execute the Registrant’s post-effective amendments to its registration statement

Each Subsidiary is not required to execute the Registrant’s post effective amendments. Each Subsidiary is not offering any securities in the United States, nor is a Subsidiary a co-issuer of its parent Fund’s securities.

Each Subsidiary is organized solely for the purpose of providing its parent Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an Internal Revenue Service (“IRS”) revenue ruling, which limited the Funds’ ability to gain exposure to the commodities markets through investments in commodity-linked swap agreements.9

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).10 In each of the Conduit Letters, the subsidiaries were established in order to facilitate

[8]

Each Subsidiary submits to jurisdiction in the United States by virtue of having filed an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

[9]

The Registrant notes that the Funds may also enter into commodity-linked swap agreements directly, but are limited in their ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in its subsidiary will constitute qualifying income to the fund.

[10]	See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter

Brick Barrientos November 2, 2011 Page 7

the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that each Subsidiary is not offering its securities in the United States in violation of Section 7(d).11

Registrant also believes that each Subsidiary is not a co-issuer of its parent Fund’s securities and is therefore not required to sign the Fund’s post-effective amendments. Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund

(Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[11]

We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of each Fund’s assets invested in its Subsidiary. For instance, each Fund invests a limited amount of its assets in its Subsidiary and each Fund is limited by the Internal Revenue Code diversification requirements applicable to registered investment companies (limiting a Fund’s investment in its Subsidiary to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

A Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve each Fund’s investment objective in light of an IRS revenue ruling rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Funds, which are registered under the 1940 Act and subject to Section 48(a) thereunder.

Brick Barrientos November 2, 2011 Page 8

as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.12

Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that a Fund’s investment in its Subsidiary is a limited part of the Fund’s overall investment strategy. The “chief part” of a Fund’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. Rather, a Fund’s assets are typically invested outside the Subsidiary. As noted above, only a limited portion of a Fund’s assets are invested in its Subsidiary. Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.13 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that a Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement. Should a Fund’s investment in its Subsidiary ever become the chief part of its business, the Subsidiary will undertake to sign the Fund’s registration statement as requested.

Although a Subsidiary is not required to sign the registration statement, Registrant believes that the Commission and Staff will be able to adequately supervise and assert jurisdiction over the activities of each Subsidiary if necessary for the protection of Fund investors. First, as noted above, each Subsidiary will not be able to engage in any activity that would cause its parent Fund to violate the 1940 Act pursuant to Section 48(a). Second, although each Subsidiary is organized in the Cayman Islands, all of their activities, including investment management, takes place in the United States. Each Subsidiary’s books and records are maintained in the United States, together with the parent Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of each Subsidiary’s assets is maintained in the United States with the Funds’ custodian in accordance with Section 17(f) and the rules thereunder. As noted above,

[12]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

[13]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

Brick Barrientos November 2, 2011 Page 9

each Subsidiary has filed a consent to service of process and examination of its books and records.

Comment 4: Confirm that the Funds’ derivatives disclosure is consistent with the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) or revise the disclosure to the extent appropriate.

Response: The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and confirms that, in the Registrant’s opinion, the Funds’ derivatives disclosure is consistent with the observations made in the Letter.

To the extent a Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

Each Fund provides a summary of the types of derivatives used within its Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of a Fund’s principal investment strategies. A Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Fund’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Fund Summaries is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to a Fund.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Fund Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the SAI. The Registrant believes that this presentation of derivatives disclosure throughout the

Brick Barrientos November 2, 2011 Page 10

registration statement – beginning with a summary in the Fund Summary and providing successively more detail in each of three separate sections of the prospectus and SAI that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Comment 5: Fund Summaries and Description of Principal Risks – Consider revising Liquidity Risk for each Fund to indicate that liquidity is a function of pricing (i.e., that liquidity risk is heightened to the extent the Fund values a security at too high a price).

Response: Liquidity Risk, as described in the Fund Summaries, states:

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Fund may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector

The more complete description of Liquidity Risk in the Description of Principal Risks section states:

Liquidity risk exists when particular investments are difficult to purchase or sell. Illiquid securities are securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which a Fund has valued the securities. A Fund’s investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer. In such cases, a Fund, due to limitations on investments in illiquid securities and the difficulty in purchasing and selling such securities or instruments, may be unable to achieve its desired level of exposure to a certain sector. To the extent that a Fund’s principal investment strategies involve foreign (non-U.S.) securities, derivatives or securities with substantial market and/or credit risk, the Fund will tend to have greater exposure to liquidity risk.

In light of both sections of disclosure, the Registrant believes the current Liquidity Risk disclosure is adequate as is. Liquidity Risk, as indicated above, states “[i]lliquid securities are securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which a Fund has valued the securities.” The Registrant believes this disclosure adequately informs investors that the Fund (a) assigns values to its securities (as

Brick Barrientos November 2, 2011 Page 11

described elsewhere in the Prospectus) and (b) may not be able to sell such securities in a timely manner at the price which they have been valued. Accordingly, the Registrant believes the disclosure clearly informs investors that illiquidity is in part a function of how accurately the Fund assigns values to (i.e., prices) the Fund’s portfolio holdings.

Comment 6: The PIMCO Emerging Multi-Asset Fund lists Mortgage-Related and Other Asset-Backed Risk as a principal risk, but there is no discussion of mortgage- or asset-backed securities in the Principal Investment Strategies. Consider adding discussion of these securities to the Principal Investment Strategies.

Response: The Fund invests in a variety of Underlying PIMCO Funds and Acquired Funds (as disclosed in the Principal Investment Strategies), some of which invest in mortgage- or asset-backed securities as part of their respective principal investment strategies (as disclosed in the Description of the Underlying PIMCO Funds) . The Fund may also invest directly in Fixed Income Instruments (as disclosed in the Principal Investment Strategies), which are defined in the Characteristics and Risks of Securities and Investment Techniques—Fixed Income Instruments section of the prospectus to include “mortgage-backed and other asset-backed securities.” Accordingly, the Registrant believes the Fund’s Principal Investment Strategies section adequately discusses the Fund’s potential investment in the securities addressed by the Mortgage-Related and Other Asset-Backed principal risk.

Comment 7: Following the Fund Summaries, consider adding a description of principal investment strategies consistent with the requirements of Item 9(b) of Form N-1A.

Response: In response to Item 9(b)(1), the Registrant currently describes each Fund’s principal investment strategies, including the particular types of securities in which the Fund principally invests, in each Fund Summary under the heading Principal Investment Strategies. Additional information regarding the Funds’ principal investment strategies is provided in the Characteristics and Risks of Securities and Investment Techniques section of the Prospectus. In response to Item 9(b)(2), the Registrant explains in general terms how the portfolio manager decides which securities to buy and sell in each Fund’s Principal Investment Strategies section. Additional disclosure is included under the Characteristics and Risks of Securities and Investment Techniques section of the Prospectus, in particular the Securities Selection subsection.

Comment 8: Individual Portfolio Managers – Item 10(a)(2) of Form N-1A requires that each “Portfolio Manager’s business experience during the past 5 years” be disclosed. Accordingly, update each Portfolio Manager’s Recent Professional Experience to indicate his or her specific roles or responsibilities from 2006 to present.

Brick Barrientos November 2, 2011 Page 12

Response: Each portfolio manager’s Recent Professional Experience describes the portfolio manager’s specialized area of focus or involvement with a particular group or team within PIMCO (or elsewhere) dating back for at least the most recent five years. Accordingly, the Registrant believes this disclosure is responsive to the Item 10(a)(2) requirement to “state the Portfolio Manager’s business experience during the past 5 years.”

Comment 9: Characteristics and Risks of Securities and Investment Techniques – Consider revising this section to more clearly delineate which investment strategies and risks are principal or secondary in nature.

Response: The introduction to the Characteristics and Risks of Securities and Investment Techniques section states that “[t]his section provides additional information about some of the principal investments and related risks of the Funds described under ‘Fund Summaries’ and ‘Description of Principal Risks’ above. It also describes characteristics and risks of additional securities and investment techniques that may be used by the Funds from time to time.”

The Description of Principal Risks section, immediately following the Fund Summaries, only discusses those securities and investment techniques which may constitute a principal risk to a Fund. To the extent additional discussion of such principal strategies and risks is provided in the Characteristics and Risks of Securities and Investment Techniques section, the Description of Principal Risks section prominently identifies such securities and techniques in bold type. The introduction to the Description of Principal Risks section makes clear that bold type is used so that investors may easily cross-reference additional discussion of principal strategies and risks in the Characteristics and Risks of Securities and Investment Techniques section. All other discussion in the Characteristics and Risks of Securities and Investment Techniques section (i.e., securities and techniques not discussed in the Fund Summaries or Description of Principal Risks section) addresses non-principal strategies and risks.

The Registrant believes the typical investor will refer to the Fund Summaries or Description of Principal Risks section first, each more prominently placed towards the front of the Prospectus, for information on the principal strategies and risks of the Funds. To the extent an investor seeks additional information regarding such principal strategies and risks, cross-referencing by bold type provides the investor an easy method to identify which securities and techniques within the Characteristics and Risks of Securities and Investment Techniques section constitute principal strategies and risks. To the extent any securities or techniques are discussed in the first instance in the Characteristics and Risks of Securities and Investment Techniques section, the Registrant believes the introductory narrative to this section makes clear that the investor should understand such disclosure to relate to non-principal strategies and risks.

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Statement of Additional Information

Comment 10: There is a sentence on page 41 within the Investment Restrictions section that states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise or delete this sentence as it is inconsistent with the Staff’s view that these securities are part of an industry or a group of related industries.

Response: The Registrant notes that the Staff has given this comment to other PIMCO-advised registrants’ post-effective amendments from time to time. The Registrant’s response is substantively similar to the response provided to the comment on PIMCO ETF Trust’s Post-Effective Amendment No. 13,14 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior correspondence with the Staff, as of June 30, 2011 and until formal Staff guidance is published with respect to this issue, each series of the Trust has adopted an internal operating policy limiting each Fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), each series of the Trust has also adopted an internal operating policy to invest no more than 25% of its assets in Private CMBS. These policies are operating policies of the Funds. They are not fundamental investment restrictions.

Comment 11: There is disclosure on page 89 regarding confidential dissemination of portfolio holdings information. In addition to the current description of ongoing arrangements to make available information about the Funds’ portfolio securities, include (i) the identity of the persons who receive information pursuant to such arrangements and (ii) the length of lag, if any, between the date of the information and the date on which the information is disclosed.

Response: Comment accepted. The Registrant has reviewed the SAI disclosure and believes it is currently adequate as is. The Registrant will continue to review its ongoing confidential disclosure arrangements, if any, and will make clarifying revisions to the SAI disclosure to the extent necessary or appropriate in response to Item 16(f)(2) of Form N-1A. This section of the SAI states “[t]he Disclosure Policy does not require a delay between the date of the information and the date on which the information is disclosed” which the Registrant believes addresses the Staff’s comment with respect to Item 16(f)(1)(iii).

[14]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO ETF Trust Post-Effective Amendment No. 13 (August 24, 2010).

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*                *                *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 10 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:         J. Stephen King, Jr., Pacific Investment Management Company LLC

              Ryan Leshaw, Pacific Investment Management Company LLC

              Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO Equity Series

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

November 2, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        PIMCO Equity Series (the “Registrant”) (File Nos. 333-164077, 811-22375)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 10 to the Registrant’s registration statement under the Securities Act of 1933, as filed on August 31, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

—    the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

—    comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the

      Registration Statement; and

—    if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:        Douglas P. Dick, Dechert LLP

             Adam T. Teufel, Dechert LLP

             J. Stephen King, Jr., Pacific Investment Management Company LLC

             Ryan Leshaw, Pacific Investment Management Company LLC